As filed with the Securities and Exchange Commission on November 3, 2006.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

THE KOREA FUND, INC.
(Name of Subject Company (issuer))
THE KOREA FUND, INC.
(Name of Filing Person (offeror))
COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500634100
(CUSIP Number of Class of Securities)
John Millette
The Korea Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
345 Park Avenue
New York, New York 10154
(800) 349-4281
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
William D. Regner, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$98,724,060.82 (a)	$10,563.47 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 2,696,734 shares in the offer, based on the average of the high and low prices on September 26, 2006 of $36.609 as reported on the New York Stock Exchange.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2006, effective November 27, 2005.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable Filing Party: Not applicable Date Filed: Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☑ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Item 12. Exhibits
SIGNATURE
EX-99.A.5.III: PRESS RELEASE

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 29, 2006 by The Korea Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to repurchase up to 2,696,734 shares of its issued and outstanding common stock, par value $0.01 per share, in exchange for portfolio securities of the Fund, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.
Item 12. Exhibits
The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO:
(a)(5)(iii) Press release issued on November 3, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.

By:	/s/ John Millette
Name:	John Millette
Title:	Secretary
Dated:	November 3, 2006